UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CLEARWAY ENERGY, INC.

(Name of Issuer)

Class A common stock

Class C common stock

(Title of Class of Securities)

18539 C 105 (Class A common stock)

18539 C 204 (Class C common stock)

(CUSIP Number)

Global Infrastructure Management, LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 18539C105, 18539C204	13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 33.7% of Class C common stock

14	Type of Reporting Person OO

CUSIP: 18539C105, 18539C204	13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 33.7% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204	13D

1	Names of Reporting Persons GIP III Zephyr Midco Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 33.7% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204	13D

1	Names of Reporting Persons Zephyr Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 33.7% of Class C common stock

14	Type of Reporting Person OO

CUSIP: 18539C105, 18539C204	13D

1	Names of Reporting Persons GIP III Zephyr Acquisition Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 33.7% of Class C common stock

14	Type of Reporting Person PN

CUSIP: 18539C105, 18539C204	13D

1	Names of Reporting Persons Clearway Energy Group LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,591 shares of Class A common stock; 42,021,902 shares of Class C common stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.3% of Class A common stock; 33.7% of Class C common stock

14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 3 (the “Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 10, 2018, as amended by Amendment No. 1 filed with the SEC on May 25, 2022, as amended by Amendment No. 2 filed with the SEC on September 15, 2022 (as amended, the “Schedule 13D”) related to the Class A common stock (“Class A Common Stock”) and Class C common stock (“Class C Common Stock”) of Clearway Energy, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 300 Carnegie Center, Princeton, New Jersey 08540.

This Amendment is being filed to disclose transactions related to grants of Class C Common Stock made in connection with the administration of the Clearway Energy Group Long Term Equity Incentive Program which, in the aggregate since the filing of Amendment No. 2, amount to more than 1% of the Class C Common Stock outstanding. The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to include the updated Schedule A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 2, Clearway Energy Group has granted 880,923 shares of Class C Common Stock to its employees in connection with the administration of the Clearway Energy Group Long Term Equity Incentive Program. In connection with such grants, since the filing of Amendment No. 2, Clearway Energy Group has purchased an aggregate of 268,944 shares of Class C Common Stock using working capital and on June 26, 2024, Clearway Energy Group converted 375,000 Class D units of Clearway Energy LLC (“Class D Units”) into 375,000 shares of Class C Common Stock.

As previously disclosed by the Issuer, Craig Cornelius, Chief Executive Officer of Clearway Energy Group, has been elected to serve as a member of the Board of Directors and Chief Executive Officer of the Issuer, effective July 1, 2024. Clearway Energy Group granted Mr. Cornelius 375,000 shares of Class C Common Stock pursuant to the Clearway Energy Group Long Term Equity Incentive Program on June 28, 2024.

Item 5. Interest in Securities of the Issuer.

Item 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) — (b)

The aggregate number and percentage of shares of Class A Common Stock and Class C Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of shares of stock beneficially owned are based on 34,613,853 shares of Class A Common Stock and 82,454,344 shares of Class C Common Stock, respectively, outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024, plus the 375,000 shares of Class C Common Stock outstanding following the conversion of 375,000 Class D Units disclosed herein and take into account the number of Class B units of Clearway Energy LLC (“Class B Units”) and Class D units of Clearway Energy LLC (“Class D Units”) beneficially owned by the Reporting Persons and convertible into shares of Class A Common Stock and Class C Common Stock, respectively, as applicable.

Clearway Energy Group is the record holder of 21,841 shares of Class A Common Stock, 42,738,750 Class B Units, 60,152 shares of Class C Common Stock and 41,961,750 Class D Units. Pursuant to the terms of the Exchange Agreement, each Class B Unit is exchangeable at any time for shares of Class A Common Stock, and each Class D Unit is exchangeable at any time for shares of Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

Zephyr GP is the general partner of Zephyr, which is the sole member of Clearway Energy Group. Zephyr GP is owned by Midco and TTE Investor. Global Investors is the sole general partner of Global GP, which is the general partner of Midco. As a result, each of GIP, Zephyr GP, Midco, Global GP and Global Investors, may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Clearway Energy Group.  Adebayo Ogunlesi, Michael McGhee, Rajaram Rao, Deepak Agrawal, Julie Ashworth, Jonathan Bram, William Brilliant, Matthew Harris, Tom Horton, Robert O’Brien and Salim Samaha, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Class A Common Stock and Class C Common Stock beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

None of the Related Persons beneficially owns any shares of Class A Common Stock or Class C Common Stock.

By virtue of the relationships and agreements described herein, the Reporting Persons and TTE Investor and its affiliates may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. TTE Investor and certain of their affiliates are separately making a Schedule 13D filing reporting the Class A Common Stock and Class C Common Stock they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Class A Common Stock and Class C Common Stock that may be deemed to be beneficially owned by TotalEnergies Renewables USA, LLC and its affiliates, except as otherwise described herein.

(c)   Except as described herein, including the transactions listed on Annex A attached hereto, none of the Reporting Persons or Related Persons has effected any transactions in Class A Common Stock or Class C Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2024

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	President

GLOBAL INFRASTRUCTURE GP III, L.P.

By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title:	Chief Financial Officer

GIP III ZEPHYR MIDCO HOLDINGS, L.P.

By: Global Infrastructure GP III, L.P., its general partner
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title	Chief Financial Officer

ZEPHYR HOLDINGS GP, LLC

By:	/s/ Jonathan Bram
Name:	Jonathan Bram
Title:	Officer

GIP III ZEPHYR ACQUISITION PARTNERS, L.P.

By: Zephyr Holdings GP, LLC, its general partner

By:	/s/ Gregg Myers
Name:	Gregg Myers
Title:	Chief Financial Officer

CLEARWAY ENERGY GROUP LLC

By:	/s/ Alicia Stevenson
Name:	Alicia Stevenson
Title:	VP, Business Operations & Strategy

Annex A

Transactions in Class A Common Stock and Class C Common Stock in the previous 60 days

Date	Security	Number of Shares	Transaction	Price
05/03/2024	Class C Common Stock	266	(2)	(2)
05/15/2024	Class C Common Stock	469	(3)	$27.48(3)
05/20/2024	Class C Common Stock	213	(2)	(2)
05/24/2024	Class C Common Stock	9,491	(3)	$26.85(3)
06/07/2024	Class C Common Stock	213	(2)	(2)
06/18/2024	Class C Common Stock	1,723	(2)	(2)
06/21/2024	Class C Common Stock	213	(2)	(2)
06/26/2024	Class C Common Stock	375,000	(4)	(4)
06/28/2024	Class C Common Stock	375,000	(1)	(1)

(1) Shares of restricted stock of the Issuer granted by Clearway Energy Group under its Long Term Equity Incentive Program to one or more of its employees.

(2) Shares of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program forfeited by certain of its employees due to termination of service.

(3) Shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock of the Issuer previously granted by Clearway Energy Group under its Long Term Equity Incentive Program to certain of its employees.

(4) Shares received pursuant to the exchange of Class D Units for Class C Common Stock.

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and Zephyr Holdings GP, LLC and the executive officer of Clearway Energy Group LLC are set forth below. Unless otherwise noted, the business address of each individual affiliated with Global Infrastructure Investors III, LLC is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Julie Ashworth	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Rajaram Rao	President, Chief Operating Officer and Partner of Global Infrastructure Partners	United Kingdom
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States

Zephyr Holdings GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Vincent Stoquart	Senior Vice-President Renewables, TotalEnergies	Belgium
Guillaume Hédiard	Vice-President Transaction Renewables, TotalEnergies	France
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Nathaniel Anschuetz	Principal at Global Infrastructure Partners	United States
Robert Callahan	Partner of Global Infrastructure Partners	United States
Emmanuel Barrois	Vice-President Joint Ventures, TotalEnergies Renewables USA	France

Clearway Energy Group LLC

Name	Present Principal Occupation or Employment	Citizenship
Craig Cornelius	Chief Executive Officer of Clearway Energy Group	United States
Jennifer Hein	General Counsel of Clearway Energy Group	United States
Steven Ryder	Chief Financial Officer of Clearway Energy Group	United States
Alicia Stevenson	Senior Vice President, Business Operations & Strategy of Clearway Energy Group	United States
Max Gardner	Senior Vice President & Treasurer of Clearway Energy Group	United States
Crystal Clark-Knapp	Legal Operations Manager of Clearway Energy Group	United States